Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

The following FAQ’s were prepared for and posted to the Intuit microsite at: https://smartmoneydecisions.com/wp-content/uploads/2020/02/FAQ.pdf on February 27, 2020.

1.	As a consumer, how does this transaction benefit me?

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Our vision is to power prosperity by making it simple for consumers to make better decisions about their money. We’ll do this by providing a consumer finance platform that works like a personalized financial assistant that uses data and AI to match consumers with products that are right for them, put more money in their pockets and offer access to insights and advice.

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Our platform will provide consumers with transparent access to their critical personal finance information—including their income, spending, and credit history—to help them better understand their complete financial picture and use it to their advantage, such as for obtaining better interest rates. This will put the power in consumers’ hands so they can take the steps necessary to improve their financial health.

2.	How will this all work?

•	Credit Karma will remain a separate business unit to allow them to focus on accelerating their customer growth. Credit Karma CEO and Founder, Kenneth Lin, will continue to lead the Credit Karma team.

•	With 100 financial service providers on the platform, which is powered by leading artificial intelligence, we will be able to match consumers with the best offers that are right for them.

•	The payoff for customers will be transparent and personalized product offerings that help users reduce debt, maximize savings and put more money in their pockets faster. For example:

•	With Credit Karma’s technology, consumers will be able to see pre-approved offers on loans and credit cards.

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Consumers will also have access to some of the lowest rates in the industry, avoid unnecessary fees, lower their cost of borrowing, avoid a negative impact on their credit, raise the return on savings and have faster access to cash.

•	The personalized financial assistant will also offer access to insights and advice to make better decisions about their money and increase their credit score.

3.	What does this mean for the Credit Karma Tax product?

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Intuit is strongly committed to providing customers with free tax filing options and that will not change with this transaction. We intend for the Credit Karma Tax product to remain available for those who want it. We will have more details after closing.

4.	So, will you still offer tax products for free?

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No one is more committed to free taxes than we are. Over the past 5 years, we’ve delivered completely free tax returns to over 55M customers who have paid us nothing. And last year, approximately 13M customers filed for free using a TurboTax product. Nothing about this transaction has changed our commitment to free.

5.	How will Intuit and Credit Karma use and protect consumers’ data?

•	Both Intuit and Credit Karma operate with the principle that consumers should control their personal data. We do not sell their personal data. That is not changing.

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We don’t share personal data without customer permission. We use customer data for their benefit. Our vision is to put the power in consumers’ hands to let them access and use their data to their advantage.

6.	How will the combined company benefit consumers and competition?

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This is about bringing more choice to more consumers. We see this combination as an important contribution to helping consumers make sense of this fragmented market and get matched with offers from 100 financial service providers who are competing for their business – offers that suit their unique situation.

•	Together, the complementary strengths of our combined companies will help us to invest in innovation, build faster and develop products consumers expect and deserve.

7.	I’m a Credit Karma customer. What does this mean for me?

•	Credit Karma will remain a separate business unit to allow them to focus on accelerating their customer growth. Credit Karma CEO and Founder, Kenneth Lin, will continue to lead the Credit Karma team.

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This accelerates the Credit Karma mission and enables Credit Karma to make a larger impact on their customers more quickly than they are able to alone. With millions of customers, more financial partners and more resourcing, they will be able to provide more value to consumers.

•	The transaction is expected to close in the second half of 2020, subject to regulatory approval and other customary closing conditions. Until that time, we remain independent companies.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements and information usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, without limitation, the following: failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma, Inc.; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma, Inc. or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma, Inc.; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; and economic, social or political conditions that could adversely affect the acquisition or the parties. More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2019 and in our other SEC filings. You can locate these reports through our website at http://investors.intuit.com. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We do not undertake any duty to update any forward-looking statement or other information in this communication, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

Intuit will file with the SEC a registration statement on Form S-4, which will include the prospectus of Intuit (the “prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.